UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-07527-10

Conejo Energy Company
(Exact name of registrant as specified in its charter)

302 S. 36th Street, Suite 400, Omaha, Nebraska 68131
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.84% Senior Secured Series C Bonds due 2010,
8.30% Senior Secured Series E Bonds due 2011, 7.475% Senior Secured Series F Bonds due 2018, and
the guarantees of each such series of senior secured bonds
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule l2h-3(b)(2)(i) ☐
Rule l2g-4(a)(2)(i) ☐	Rule l2h-3(b)(2)(ii) ☐
Rule l2g-4(a)(2)(ii) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(1)(i) ☒

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934 Conejo Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2005	By: /s/Mitchell L. Pirnie
	Name: Mitchell L. Pirnie	Title: Vice President and General Counsel